UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 24, 2011.

Luxottica: net sales for 3Q 2011 grow by 10% at constant exchange rates

Milan, Italy, October 24, 2011 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the three- and nine- month periods ended September 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Third quarter of 20111

(In millions of Euro)	3Q 2011	3Q 2010	Change
				(at current exchange rates)

Net sales	1,523.8	1,464.7	+10.0% at constant exchange rates[2]	+4.0%

Operating income	194.5	186.4		+4.3%
Adjusted operating income[3,4]	197.4	186.4		+5.9%

Net income attributable to Luxottica Group stockholders	111.2	101.9		+9.1%
Adjusted net income attributable to Luxottica Group stockholders[3,4]	106.1	101.9		+4.1%

Earnings per share	0.24	0.22		+8.6%
Adjusted earnings per share[3,4]	0.23	0.22		+3.7%

Earnings per share in U.S.$	0.34	0.29	+18.8%
Adjusted earnings per share[3,4] in U.S.$	0.33	0.29	+13.4%

First nine months of 20111

(In millions of Euro)	9M 2011	9M 2010	Change
				(at current exchange rates)

Net sales	4,713.5	4,451.5	+9.6% at constant exchange rates[2]	+5.9%

Operating income	678.8	616.0		+10.2%
Adjusted operating income[3,4]	681.6	616.0		+10.6%

Net income attributable to Luxottica Group stockholders	388.0	347.1		+11.8%
Adjusted net income attributable to Luxottica Group stockholders[3,4]	382.9	347.1		+10.3%

Earnings per share	0.84	0.76		+11.4%
Adjusted earnings per share[3,4]	0.83	0.76		+9.9%

Earnings per share in U.S.$	1.19	0.99	+19.2%
Adjusted earnings per share[3,4] in U.S.$	1.17	0.99	+17.6%

Adjusted figures do not include: an extraordinary gain of approximately €21 million related to the acquisition of the 40% stake in Multiopticas Internacional; non-recurring costs related to Luxottica 50th anniversary celebrations of approximately €12 million; and non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million.

Operating performance for the third quarter of 2011

During the third quarter of 2011, Luxottica’s growth trend continued. In a macroeconomic environment that was, as a whole, positive, the Group benefitted from a very positive and prolonged “sun” season, delivering sales and earnings growth for the eighth straight quarter.  The Group achieved particularly solid performance in Emerging Markets (growing more than 35% at constant exchange rates2) and in North America during this period. Despite the significant depreciation of the U.S. dollar against the Euro, going from 1.29104 during the third quarter of 2010 to 1.4127 (-8.6%) during the same period in 2011, net sales for the third quarter of 2011 exceeded Euro 1.5 billion and net income exceeded Euro 110 million. Additionally, during the period, Luxottica’s 50th anniversary celebrations took place.

“The results achieved in the third quarter of 2011 again testify to the strong commitment, determination and passion of our entire organization in serving our customers and consumers in our key summer sales season,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “Both our Wholesale and Retail Divisions showed great energy and enthusiasm: we are more and more successful in establishing true and trusted relationships with our customers, in seizing the opportunities that new technologies provide and in marketing our brands in the most effective ways.

“Growth was solid across the board, from North America — where our net sales in U.S. dollars were strong growing by 7.8% during the quarter - to India, from China to Brazil, from Italy to South East Asia and Latin America, where the retail chain GMO joined our organization.

“Ray-Ban and Oakley continued to record very positive results; among the premium and luxury brands, Burberry, Tiffany and Ralph Lauren’s positive performance should also be mentioned. In our Retail Division, Sunglass Hut continued to grow strongly, with net sales increasing by more than 15% during the quarter, while OPSM in Australia is back on a solid growth trajectory.

“Today, there are increased uncertainties generally in international markets, but we believe there are still significant opportunities for growth: in the next few years, the target market for our products could increase by more than 2 billion new consumers. We strongly believe that our profile and results provide an excellent basis for us to look with confidence to the future and to the last quarter of the year.”

During the third quarter of the year, Luxottica achieved well-balanced growth in both its Retail and Wholesale Divisions. The results recorded by the Wholesale Division were once again excellent, with strong growth in net sales exceeding Euro 550 million (+10.7% at constant exchange rates2). Emerging markets, especially China, Brazil and the Middle East, made a key contribution to our quarterly results, along with Italy, Germany and the UK.

Sunglass Hut also turned in a strong performance for the fifth consecutive quarter, benefitting from an especially positive and prolonged “sun” season and its ability to attract and create meaningful relationships with new consumers. LensCrafters was able to improve on last year’s third quarter results, which were the best over the last four years. The Australian and Chinese retail businesses also performed very well in the third quarter.

Consolidated results

In the third quarter of 2011, net sales rose by 10.0% at constant exchange rates² (+4.0% at current exchange rates) to Euro 1,523.8 million from Euro 1,464.7 million in the third quarter of 2010. During the nine-month period, net sales rose by 9.6% at constant exchange rates² to Euro 4,713.5 million, from Euro 4,451.5 million in the first nine months of 2010.

Adjusted EBITDA3,4 for the third quarter of 2011 grew over the previous year by 4.7% to Euro 276.0 million, from Euro 263.5 million in the third quarter of 2010. For the first nine months of the year, adjusted EBITDA3,4 increased to Euro 911.1 million from Euro 841.5 million posted for the same period of 2010.

Adjusted operating income3,4 for the third quarter of 2011 was Euro 197.4 million (Euro 186.4 million for the same period last year, +5.9%), while the Group’s adjusted operating margin3,4 improved from 12.7% in the third quarter of 2010 to 13.0% in the third quarter of 2011. For the first nine months of the year, the adjusted operating income3,4 amounted to Euro 681.6 million, up 10.6% over the Euro 616.0 million posted for the same period last year.

Adjusted net income3,4 for the third quarter of 2011 increased to Euro 106.1 million, up by +4.1% from Euro 101.9 million in the same period of 2010, resulting in adjusted earnings per share3,4 (EPS) of Euro 0.23 (at an average Euro/U.S. dollar exchange rate of 1.4127). The adjusted EPS3,4 in U.S. dollars grew by 13.4% from U.S. $0.29 in the third quarter of 2010 to U.S. $0.33 in the third quarter of 2011.

For the third quarter of 2011, Luxottica once again generated positive free cash flow4 (Euro 200 million). Net debt4 as of September 30, 2011 amounted to Euro 2,078 million (Euro 2,111 million at the end of 2010), with a ratio of net debt to adjusted EBITDA3,4 of 1.8x as compared with 2.0x at the end of 2010.

Overview of performance at the Wholesale Division

During the third quarter of 2011, the Wholesale Division continued to record excellent results, both in terms of net sales and of profitability, increasing its presence in fast-growing regions and exploiting opportunities across the board. Underlying this performance is the excellent feedback received on our new collections, the ability of the organization to build and maintain strong relationships with customers, the success in promoting Luxottica’s brands by highlighting their core values and providing excellent customer service.

During the quarter, Ray-Ban and Oakley’s performance were once again exceptional and strong sales of premium and luxury brands such as Burberry, Tiffany and Ralph Lauren were also recorded. The STARS program and the Travel retail business were also very successful this quarter.

The Wholesale Division’s net sales rose to Euro 555.1 million in the third quarter of 2011, from Euro 518.3 million in the third quarter of 2010 (+10.7% at constant exchange rates2 and +7.1% at current exchange rates). In the first nine months of 2011, net sales were Euro 1,900.2 million, up 11.9% at constant exchange rates2 from the Euro 1,722.9 million recorded for the first nine months of 2010 (+10.3% at current exchange rates).

Operating income for the Wholesale Division amounted to Euro 104.9 million in the third quarter of 2011, up 10.5% compared with the 94.9 million recorded for the third quarter of 2010. The operating margin rose from 18.3% in the third quarter of 2010 to 18.9% for the third quarter of 2011. In the first nine months of 2011, the operating margin was 23.2% (21.6% in the same period of 2010).

Overview of performance at the Retail Division

During the third quarter of 2011, the Retail Division continued to grow, with well balanced performance in all the regions where the Group operates: at constant exchange rates2, net sales for the Retail Division grew by 9.6%. The depreciation of the U.S. dollar against the Euro did, however, affect the translation of net sales, since approximately 80% derive from sales in North America. Net sales at current exchange rates were Euro 968.7 million for the third quarter of 2011 (Euro 946.5 million in the third quarter 2010, +2.4%). During the first nine months of 2011, net sales were Euro 2,813.3 million, up 8.0% at constant exchange rates2 from Euro 2,728.6 million recorded for the first nine months of 2010 (+3.1% at current exchange rates).

In terms of comparable store sales5, the Retail Division overall grew by 4.3%. In particular, sales in the optical business in North America increased +0.4%, with LensCrafters recording a 1.4% increase in comparable store sales5.

As a result of initiatives launched in recent months, comparable store sales5 in the optical business in Australia were back on a track with solid growth of 7.0% in the third quarter of 2011 over the same period last year. The optical business in China also posted very good results, with comparable store sales5 growing by 20.9% over the same period last year.

Once again, Sunglass Hut, the Group’s sun specialty chain that operates in a number of countries, posted exceptional results with overall comparable store sales5 up 8.3% in the third quarter of 2011 and a particularly positive performance in the United States (+10.1%). Due to the exchange rate effect, adjusted operating income3,4 of the Division went from Euro 129.3 million in the third quarter of 2010 to Euro 127.4 million in the third quarter of 2011 (-1.5%). During the period, in order to further increase our commitment and service excellence provided to customers, along with allocating more resources to consumer-facing roles, LensCrafters and Pearle Vision restructured their field and store management operations in the U.S. and Canada. The adjusted operating margin3,4 declined to 13.2% in third quarter of 2011 from 13.7% in third quarter of 2010. On a nine-month basis, the adjusted operating margin3,4 was 12.6% (13.0% in the same period of 2010).

§

The Board of Directors also approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica Group S.p.A., in favor of Luxottica Group S.p.A., as announced on September 19, 2011.

§

Results for the third quarter and first nine months of 2011 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related presentation will be available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, refer to the three- and nine-month periods ended September 30, 2011 and September 30, 2010, respectively.

2 2011 figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 Adjusted figures do not include: an extraordinary gain of approximately €21 million related to the acquisition of the 40% stake in Multiopticas Internacional; non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million; and non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million.

4 EBITDA, adjusted EBITDA, adjusted operating margin, free cash flow, net debt, the ratio of net debt to adjusted EBITDA, adjusted net income, adjusted operating income and adjusted earnings per share are not measures in accordance with IAS/IFRS. For addditional information on non-IAS/IFRS measures, please see the attached tables.

5 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

-    APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

In accordance with IAS/IFRS

	2011	2010	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,523,807	1,464,732	4.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	111,181	101,934	9.1%

BASIC EARNINGS PER SHARE (ADS)(2):	0.24	0.22	8.6%

	2011	2010	% Change

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,152,682	1,890,969	13.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	157,065	131,597	19.4%

BASIC EARNINGS PER SHARE (ADS) (2):	0.34	0.29	18.8%

	2011	2010
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	460,505,512	458,527,966
(3) Average exchange rate (in U.S. Dollars per Euro)	1.4127	1.2910

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

In accordance with IAS/IFRS

	2011	2010	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	4,713,453	4,451,542	5.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	387,962	347,077	11.8%

BASIC EARNINGS PER SHARE (ADS) (2)	0.84	0.76	11.4%

	2011	2010	% Change

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	6,629,471	5,851,552	13.3%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	545,669	456,233	19.6%

BASIC EARNINGS PER SHARE (ADS)(2)	1.19	0.99	19.2%

	2011	2010
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	460,249,023	458,544,153
(3) Average exchange rate (in U.S. Dollars per Euro)	1.4065	1.3145

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

In accordance with IAS/IFRS

	2011	% of sales	2010	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,523,807	100.0%	1,464,732	100.0%	4.0%
COST OF SALES	(524,657)		(499,849)
GROSS PROFIT	999,151	65.6%	964,883	65.9%	3.6%
OPERATING EXPENSES:
SELLING EXPENSES	(505,421)		(490,264)
ROYALTIES	(23,070)		(22,012)
ADVERTISING EXPENSES	(103,098)		(89,967)
GENERAL AND ADMINISTRATIVE EXPENSES	(152,936)		(154,907)
TRADEMARK AMORTIZATION AND OTHER	(20,090)		(21,297)
TOTAL	(804,614)		(778,447)
OPERATING INCOME	194,537	12.8%	186,436	12.7%	4.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(29,375)		(26,929)
INTEREST INCOME	3,158		2,543
OTHER - NET	(3,051)		(1,120)
OTHER INCOME (EXPENSES)-NET	(29,268)		(25,507)
INCOME BEFORE PROVISION FOR INCOME TAXES	165,268	10.8%	160,929	11.0%	2.7%
PROVISION FOR INCOME TAXES	(52,990)		(58,229)
NET INCOME	112,278	7.4%	102,700	7.0%	9.3%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	111,181	7.3%	101,934	7.0%	9.1%
- NON-CONTROLLING INTERESTS	1,097	0.1%	766	0.1%
NET INCOME	112,278	7.4%	102,700	7.0%	9.3%

BASIC EARINGS PER SHARE (ADS):	0.24		0.22

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.24		0.22

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	460,505,512		458,527,966
FULLY DILUTED AVERAGE NUMBER OF SHARES	462,079,618		460,152,396

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Adjusted Measures1:

	2011	% of sales	2010	% of sales	% Change
Adjusted Operating Income	197,371	13.0%	186,436	12.7%	5.9%
Adjusted EBITDA	275,965	18.1%	263,457	18.0%	4.7%
Adjusted Net income	106,131	7.0%	101,934	7.0%	4.1%

1 Adjusted measures are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see accompanying pages.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

In accordance with IAS/IFRS

	2011	% of sales	2010	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	4,713,454	100.0%	4,451,542	100.0%	5.9%
COST OF SALES	(1,621,783)		(1,529,395)
GROSS PROFIT	3,091,670	65.6%	2,922,148	65.6%	5.8%
OPERATING EXPENSES:
SELLING EXPENSES	(1,485,787)		(1,427,794)
ROYALTIES	(80,122)		(74,512)
ADVERTISING EXPENSES	(306,771)		(286,455)
GENERAL AND ADMINISTRATIVE EXPENSES	(480,061)		(454,547)
TRADEMARK AMORTIZATION AND OTHER	(60,159)		(62,829)
TOTAL	(2,412,900)		(2,306,136)
OPERATING INCOME	678,771	14.4%	616,012	13.8%	10.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(89,809)		(78,500)
INTEREST INCOME	10,393		5,824
OTHER - NET	(5,947)		(5,872)
OTHER INCOME (EXPENSES)-NET	(85,363)		(78,548)
INCOME BEFORE PROVISION FOR INCOME TAXES	593,408	12.6%	537,464	12.1%	10.4%
PROVISION FOR INCOME TAXES	(200,211)		(186,202)
NET INCOME	393,198	8.3%	351,262	7.9%	11.9%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	387,963	8.2%	347,077	7.8%	11.8%
- NONCONTROLLING INTERESTS	5,235	0.1%	4,185	0.1%
NET INCOME	393,198	8.3%	351,262	7.9%	11.9%

BASIC EARINGS PER SHARE (ADS):	0.84		0.76

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.84		0.75

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	460,249,023		458,544,153
FULLY DILUTED AVERAGE NUMBER OF SHARES	462,121,938		460,249,173

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Adjusted Measures1:

	2011	% of sales	2010	% of sales	% Change
Adjusted Operating Income	681,605	14.5%	616,012	13.8%	10.6%
Adjusted EBITDA	911,105	19.3%	841,454	18.9%	8.3%
Adjusted Net income	382,912	8.1%	347,077	7.8%	10.3%

1 Adjusted measures are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see accompanying pages.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

	September 30, 2011	December 31, 2010
KEY FIGURES IN THOUSANDS OF EURO

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	606,355	679,852
ACCOUNTS RECEIVABLE - NET	685,434	655,892
INVENTORIES - NET	626,723	590,036
OTHER ASSETS	225,203	226,759
TOTAL CURRENT ASSETS	2,143,714	2,152,539

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,263,386	1,229,130
GOODWILL	2,980,342	2,890,397
INTANGIBLE ASSETS - NET	1,100,419	1,155,007
INVESTMENTS	9,399	54,083
OTHER ASSETS	142,336	148,125
DEFERRED TAX ASSETS	371,266	364,299
TOTAL NON-CURRENT ASSETS	5,867,146	5,841,040

TOTAL	8,010,861	7,993,579

CURRENT LIABILITIES:
BANK OVERDRAFTS	206,531	158,648
CURRENT PORTION OF LONG-TERM DEBT	239,788	197,566
ACCOUNTS PAYABLE	459,450	537,742
INCOME TAXES PAYABLE	103,318	60,067
OTHER LIABILITIES	604,435	549,280
TOTAL CURRENT LIABILITIES	1,613,522	1,503,303

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,238,561	2,435,071
LIABILITY FOR TERMINATION INDEMNITIES	45,109	45,363
DEFERRED TAX LIABILITIES	426,131	429,848
OTHER LIABILITIES	246,802	310,590
TOTAL NON-CURRENT LIABILITIES	2,956,603	3,220,872

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,427,537	3,256,375
NON-CONTROLLING INTEREST	13,201	13,029
TOTAL STOCKHOLDERS’ EQUITY	3,440,737	3,269,404

TOTAL	8,010,861	7,993,579

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2011

Net Sales	1,900,165	2,813,288		4,713,453
Operating Income	441,246	342,133	(104,609)	678,771
% of Sales	23.2%	12.2%		14.4%
Capital Expenditures	71,014	126,545		197,560
Depreciation & Amortization	62,205	107,136	60,159	229,500

2010

Net Sales	1,722,947	2,728,595		4,451,542
Operating Income	372,235	353,877	(110,101)	616,012
% of Sales	21.6%	13.0%		13.8%
Capital Expenditure	59,556	79,709		139,264
Depreciation & Amortization	58,297	104,317	62,829	225,442

Adjusted Measures1

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2011

Net Sales	1,900,165	2,813,288		4,713,453
Operating Income	441,246	353,953	(113,595)	681,605
% of Sales	23.2%	12.6%		14.5%
Capital Expenditures	71,014	126,545		197,560
Depreciation & Amortization	62,205	107,136	60,159	229,500

1 Adjusted measures are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see accompanying pages.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding, as applicable, the following:

(a) an extraordinary gain of approximately €21 million related to the acquisition of the 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations for approximately €12 million; and

(c) non-recurring restructuring and start-up costs in the Retail Division for approximately €11.8 million.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

	3Q2011					3Q2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,523.8	273.1	194.5	111.2	0.24	1,464.7	263.5	186.4	101.9	0.22

> Adjustment for Multiopticas Internacional extraordinary gain		(21.0)	(21.0)	(21.0)

> Adjustment for 50th anniversary celebrations		12.0	12.0	8.5

> Adjustment for restructuring costs in the Retail Division		11.8	11.8	7.5

Adjusted	1,523.8	276.0	197.4	106.1	0.23	1,464.7	263.5	186.4	101.9	0.22

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

	9M 2011					9M 2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	4,713.5	908.3	678.8	388.0	0.84	4,451.5	841.5	616.0	347.1	0.76

> Adjustment for Multiopticas Internacional extraordinary gain		(21.0)	(21.0)	(21.0)

> Adjustment for 50th anniversary celebrations		12.0	12.0	8.5

> Adjustment for restructuring costs in Retail Division		11.8	11.8	7.5

Adjusted	4,713.5	911.1	681.6	382.9	0.83	4,451.5	841.5	616.0	347.1	0.76

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

  EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•         EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	3Q 2010	3Q 2011	9M 2010	9M 2011	FY10 (1)	LTM September 30, 2011

Net income/(loss)	101.9	111.2	347.1	388.0	402.7	443.6
(+)

Net income attributable to non-controlling interest	0.8	1.1	4.2	5.2	5.1	6.1
(+)

Provision for income taxes	58.2	53.0	186.2	200.2	218.2	232.2
(+)

Other (income)/expense	25.5	29.3	78.5	85.4	106.6	113.4
(+)

Depreciation & amortization	77.0	78.6	225.4	229.5	301.6	305.7
(+)

EBITDA	263.5	273.1	841.5	908.3	1,034.2	1,101.0
(=)

Net sales	1,464.7	1,523.8	4,451.5	4,713.5	5,798.0	6,059.9
(/)

EBITDA margin	18.0%	17.9%	18.9%	19.3%	17.8%	18.2%
(=)

1. Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	3Q 2010	3Q 2011	9M 2010	9M 2011	FY10 (1)	LTM September 30, 2011

Net income/(loss)	101.9	106.1	347.1	382.9	402.7	438.5
(+)

Net income attributable to non-controlling interest	0.8	1.1	4.2	5.2	5.1	6.1
(+)

Provision for income taxes	58.2	60.9	186.2	208.1	218.2	240.1
(+)

Other (income)/expense	25.5	29.3	78.5	85.4	106.6	113.4
(+)

Depreciation & amortization	77.0	78.6	225.4	229.5	301.6	305.7
(+)

EBITDA	263.5	276.0	841.5	911.1	1,034.2	1,103.9
(=)

Net sales	1,464.7	1,523.8	4,451.5	4,713.5	5,798.0	6,059.9
(/)

EBITDA margin	18.0%	18.1%	18.9%	19.3%	17.8%	18.2%
(=)

1. Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•        improve transparency for investors;

•        assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•        assist investors in their assessment of the Company’s cost of debt;

•        ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•        properly define the metrics used and confirm their calculation; and

•        share these measures with all investors at the same time.

  EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•        EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•        EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•        EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•        EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•        EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•        EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•        The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt /  EBITDA

Millions of Euro

	Sep. 30, 2011	Dec. 31, 2010

Long-term debt (+)	2,238.6	2,435.1

Current portion of long-term debt (+)	239.8	197.6

Bank overdrafts (+)	206.5	158.6

Cash (-)	(606.4)	(679.9)

Net debt (=)	2,078.5	2,111.4

LTM EBITDA	1,101.0	1,034.2

Net debt/LTM EBITDA	1.9x	2.0x

Net debt @ avg. exchange rates (1)	2,035.1	2,116.2

Net debt @ avg. exchange rates (1)/LTM EBITDA	1.8x	2.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Sep. 30, 2011	Dec. 31, 2010

Long-term debt (+)	2,238.6	2,435.1

Current portion of long-term debt (+)	239.8	197.6

Bank overdrafts (+)	206.5	158.6

Cash (-)	(606.4)	(679.9)

Net debt (=)	2,078.5	2,111.4

LTM EBITDA ADJ	1,103.9	1,034.2

Net debt/LTM EBITDA	1.9x	2.0x

Net debt @ avg. exchange rates (1)	2,035.1	2,116.2

Net debt @ avg. exchange rates (1)/LTM EBITDA	1.8x	2.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

9M 2011
EBITDA (1)	908
working capital	(157)
Capex	(198)

Operating cash flow	553
Financial charges (2)	(79)
Taxes	(130)
Extraordinary charges (3)	(6)

Free cash flow	338

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

3Q 2011
EBITDA (1)	273
working capital	56
Capex	(66)

Operating cash flow	263
Financial charges (2)	(26)
Taxes	(34)
Extraordinary charges (3)	(3)

Free cash flow	200

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Nine months ended	Twelve months ended	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010	December 31, 2010	September 30, 2011	September 30, 2011
Average exchange rates per € 1

US$	1.29104	1.31453	1.32572	1.41270	1.40648

AUD	1.42885	1.46555	1.44231	1.34585	1.35398

GBP	0.83305	0.85730	0.85784	0.87760	0.87140

CNY	8.73875	8.94742	8.97123	9.06533	9.13784

JPY	110.67500	117.66057	116.23857	109.77212	113.19244

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: October 25, 2011		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER